FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	February	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION PROVIDES UPDATED SUBSCRIBER FORECAST	2

Document 1

February 21, 2008

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION PROVIDES UPDATED SUBSCRIBER FORECAST

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update on forecasted net subscriber account additions for the fiscal fourth quarter ending March 1, 2008.

RIM now expects net subscriber account additions for Q4 to be approximately 15-20% higher than the 1.82 million net subscriber account additions forecasted by RIM on December 20, 2007. The total BlackBerry® subscriber account base is expected to be approximately 14 million at the end of the quarter.

“BlackBerry smartphones proved to be a big hit throughout the holiday selling season and we’re pleased to see RIM’s business momentum continuing in the new year,” said Jim Balsillie, Co-CEO at RIM. “The seasonal slowdown in net subscriber account additions that we expected in the new year did not occur and our focused execution with partners has continued to produce strong results within both enterprise and consumer segments.”

RIM continues to expect Q4 revenue and earnings per share to be within the ranges previously forecast in December. Revenue for the fourth quarter is expected to be in the range of $1.80 - $1.87 billion. Earnings per share for the fourth quarter are expected to be in the range of $0.66 - $0.70 per share diluted.

The number of net subscriber accounts and net subscriber account additions is a non-financial metric and should not be relied upon as an indicator of RIM’s financial performance. The number of net subscriber accounts and net subscriber account additions does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

RIM will report actual Q4 financial results, including actual net subscriber account additions, and hold its quarterly and year end results conference call, on April 2, 2008.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's net subscriber account additions, revenue and earnings expectations for the fourth quarter of fiscal 2008. The terms and phrases, “expect”, continue”, “forecast” and “will”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; restrictions on import and/or use of RIM’s products in certain countries due to encryption of the products; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 21, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer